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NCR13G1.doc
SECURITIES AND EXCHANGE
COMMISSION Washington, D.C.
20549
											SCHEDULE 13G
			Under the Securities Exchange Act of
1934
								(Amendment No. 1)*
									NCR Corporation
____________________________________________
____________
(Name of Issuer)
									Common Stock
___________________________________________
____________
(Title of Class and Securities)
										62886E108
___________________________________________
____________
				(CUSIP Number of Class of
Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
/X/  Rule 13d-1(b)


/ /  Rule 13d-1(c) / /  Rule 13d-1(d)
* The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form
with respect to the subject class of securities, and
for any subsequent amendment containing information
which would alter the disclosures provided in a prior
page.
The information required in the remainder of this
cover page shall not be deemed to be "filed" for the
purpose of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the
liabilities of that section of the Act but shall be
subject to all other provisions of the Act (however,
see the Notes).
(Continued on following page(s))
CUSIP No. 62886E108
13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
	Southeastern Asset Management, Inc.		I.D. No.
62-0951781
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
							(a)
							(b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
	Tennessee
______________________________________________________
____________ ___________
				:(5) SOLE VOTING
POWER
				:   (Discretionary
Accounts) NUMBER OF SHARES BENEFICIALLY	:
	4,136,000 shares
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH				:(6) SHARED OR NO
VOTING POWER
3,811,700
shares
(Shared)
1,625,800
shares (None)
__________________________________________
:(7) SOLE
DISPOSITIVE
POWER
(Discretionary
Accounts)
				:		5,761,800
shares
__________________________________________
				:(8)  SHARED OR NO
DISPOSITIVE POWER
				:		3,811,700
shares (Shared)
								0
shares (None)
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON (Discretionary & Non-
discretionary Accounts)
			9,573,500 shares
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
		CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		 10.1 %
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
		IA
______________________________________________________
____________ ___________
CUSIP No.  62886E108
13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
	O. Mason Hawkins		I.D. No.
###-##-####
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
							(a)
							(b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
	Citizen of United States
______________________________________________________
____________ ___________
						:(5) SOLE VOTING
POWER
						:   (Discretionary
Accounts) NUMBER OF SHARES BENEFICIALLY	:
None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH						:(6) SHARED VOTING
POWER
						:    None
__________________________________________
						:(7) SOLE
DISPOSITIVE POWER
						:    None
__________________________________________
						:(8) SHARED
DISPOSITIVE POWER
						:    None
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
			None  (See Item 3 )
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
		CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		0.0%
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
		IN
______________________________________________________
____________ ___________
Item 1.
	(a). Name of Issuer: NCR Corporation
					("Issuer")
(b). Address of Issuer's Principal Executive Offices:
					1700 South Patterson Blvd.
				Dayton, OH 45479
Item 2.


	(a) and (b). Names and Principal Business
Addresses of Persons
		Filing:
	(1)			Southeastern Asset Management,
Inc.


6410 Poplar Ave., Suite
900 Memphis, TN 38119
	(2)			Mr. O. Mason Hawkins
Chairman of the Board
and C.E.O. Southeastern
Asset Management, Inc.
6410 Poplar Ave., Suite
900 Memphis, TN 38119
	(c). Citizenship:


Southeastern Asset Management, Inc. - A Tennessee
	corporation
			Mr. O. Mason Hawkins - U.S. Citizen
(d). Title of Class of Securities:  Common Stock  (the
"Securities").
	(e). Cusip Number:  62886E108
Item 3.  If this statement is filed pursuant to Rules
13d-1 (b) or
 13d-2 (b), check whether the person filing is a:
(d.) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.
(g.) Parent Holding Company. This statement is also being filed
	by
Mr. O. Mason Hawkins, Chairman of the Board and
C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities.
The existence of such control is expressly disclaimed.
Mr.
Hawkins
does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-
4,
the filing of this statement shall not be construed as an admission


	that Mr. Hawkins is the beneficial owner of any of the securities
	covered by this statement.
Item 4. Ownership:
(a). Amount Beneficially Owned: (At 8/31/03)
				9,573,500 shares
	(b). Percent of Class:


				10.1%
			Above percentage is based on 94,800,000
shares of common stock
outstanding.
	(c). Number of shares as to which such person
has:
(i).   sole power to vote or to direct the vote:
						4,136,000 shares
(ii).  shared or no power to vote or to
direct the vote: Shared - 3,811,700
shares.
						Securities owned by the following
series of Longleaf
Partners Funds Trust, an open-end
management investment company
registered under the
Investment
Company Act of 1940, as follows:
							Longleaf Partners Small-Cap Fund -
3,811,700 shares
No Power to Vote: 1,625,800 shares
(iii). sole power to dispose or to direct the
disposition
						of:
							5,761,800 shares
(iv).  shared or no power to dispose or to
direct the disposition of:
						Shared - 3,811,700 shares
						Securities owned by the following
series of Longleaf
Partners Funds Trust, an open-end
management investment company
registered under the
Investment
Company Act of 1940, as follows:
							Longleaf Partners Small-Cap Fund -
3,811,700
					No Power to Dispose: 0 shares
Item 5. Ownership of Five Percent or Less of a Class:
N/A
Item 6. Ownership of More Than Five Percent on Behalf
of Another Person:  N/A

Item 7. Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:
N/A
Item 8. Identification and Classification of Members
of the Group: N/A
Item 9. Notice of Dissolution of Group:  N/A
Item 10. Certification:
By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above
were acquired in the ordinary course of business and
were not acquired for the purpose and do not have the
effect of changing or influencing the control of the
issuer of such securities and were not acquired in
connection with or as a participant in any transaction
having such purposes or effect.
Signatures
After reasonable inquiry and to the best of the
knowledge and belief of the undersigned, the
undersigned certifies that the information set forth
in this statement is true, complete, and correct.
Dated: September 10, 2003
Southeastern Asset
Management, Inc. By  /s/
Andrew R. McCarroll
_______________________________________________
Andrew R. McCarroll
					Vice President and
General Counsel
					O. Mason Hawkins,
Individually
						/s/ O. Mason Hawkins
_______________________________________________
		Joint Filing Agreement
In accordance with Rule 13d-1(f) under the Securities
Exchange Act of 1934, the persons or entities named
below agree to the joint filing on behalf of each of
them of this Schedule 13G with respect to the
Securities of the Issuer and further agree that this
joint filing agreement be included as an exhibit to
this Schedule 13G. In
evidence thereof, the undersigned hereby execute this
Agreement as of September 10, 2003.
			Southeastern Asset
Management, Inc.
					By  /s/ Andrew R.
McCarroll
_______________________________________________


	Andrew R. McCarroll
		Vice President and
General Counsel
		O. Mason Hawkins,
Individually
			/s/ O. Mason Hawkins
_______________________________________________